Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-202-636-5806	E-mail Address Ryan.Brizek@stblaw.com

August 31, 2023

VIA EDGAR

David P. Mathews

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo S3 Private Markets Fund

Registration Statement on Form N-2

1933 Act File No. 333-272231; 1940 Act File No. 811-23878

Dear Mr. Mathews:

On behalf of Apollo S3 Private Markets Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via email on June 26, 2023 relating to the initial filing of the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

GENERAL COMMENTS

1.    Staff Comment: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.

Response: The Fund respectfully acknowledges the Staff’s comment.

2.    Staff Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made applicable conforming changes.

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3.    Staff Comment: In addition to exemptive orders previously received by an affiliate of the Adviser, and upon which you represent that the Fund will rely upon (e.g., multi-class and co-investment exemptive relief), please advise whether the Fund intends to rely on any additional application(s) for exemptive or no-action relief in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.

Response: The Fund does not currently expect to rely on any additional exemptive orders or no-action relief in connection with the Registration Statement, other than those previously disclosed in the Registration Statement.

4.    Staff Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

5.    Staff Comment: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue debt securities or preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to Shareholders in the event of a preferred shares or debt offering. Please also consider the impact such issuance may have on other disclosures, such as the Fee Table and revise throughout as appropriate.

Response: The Fund so confirms it does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

6.    Staff Comment: Your disclosure indicates that investors’ money will be held in an account with the Transfer Agent pending any closing, with interest credited to the Fund. Please clarify: (1) whether prospective investors will be able to rescind their subscriptions prior to acceptance and recoup their money from escrow prior to acceptance and, if so, whether they will receive interest (e.g., in the same manner as prospective investors whose subscriptions are rejected will receive a pro rata share of interest earned on escrowed funds); (2) whether the Fund will have control or access to this money prior to closing; and (3) whether the money will be invested in cash or in other instruments by the Transfer Agent.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to provide that funds placed in an account with the Fund’s transfer agent pending closing will not earn interest.

PROSPECTUS

Cover Page

7.    Staff Comment: On the Cover Page (and also on pages 14 (“Summary of Terms”) and 90 (“Purchasing Shares”), the disclosure states Shares may be offered more or less frequently than the first business day of each month, as determined by the Board in its sole discretion. Please clarify in the disclosure how Shareholders will be notified should the Fund determine to offer Shares more or less frequently than monthly.

Response: Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders of any modification via its website or by press release. The Fund notes for the Staff that its website is not yet live, but will become active prior to the issuance of any Shares to third parties. The Fund has updated disclosure in the Registration Statement to reflect the above comment.

Cover Page: The Shares will generally be offered on the first business day of each month at the net asset value (“NAV”) per Share on that day, except that Shares may be offered more or less frequently as determined by the Fund’s Board of Trustees (the “Board”) in its sole discretion. Should the Fund determine

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to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders (as defined below) of any modification via its website or by press release.

Page 14: Shares will generally be offered for purchase as of the first business day of each calendar month at the NAV per Share on that date, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders of any modification via its website or by press release.

Page 90: Following the initial closing, Shares will generally be offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders of any modification via its website or by press release.

8.    Staff Comment: The disclosure in footnote 1 to the fee table indicates that the “Fund” may, in its sole discretion, accept investments below the stated minimums. On pages 13 (“Summary of Terms”) and 90 (“Purchasing Shares”) of the Registration Statement, additional disclosure is provided regarding the circumstances under which investments below the stated minimums may be accepted, including exceptions as determined by the “Board” for Apollo Employees and vehicles controlled by such employees, or as determined by the Fund, the “Adviser” or “Distributor” – in the discretion of each – for varied types of investors based on their, or their financial intermediary’s, overall relationships with the Fund, Adviser and/or Distributor.

●

Staff Comment: Please supplementally explain why it would be appropriate for the Adviser or Distributor to unilaterally exercise discretion on behalf of the Fund to reduce or accept investments below the stated minimums, or aggregate accounts to meet the stated minimums, without Board consideration or approval.

Response: The Fund confirms that any waiver of investment minimums by the Adviser or Distributor would be carried out pursuant to authority delegated to them by the Board. In light of the staff’s comment the Fund has revised the disclosure accordingly.

●	Staff Comment: Please provide examples as to the types of “vehicles controlled by” Apollo Employees that will be able to invest for less than the stated minimum initial investment.

Response: The Fund has determined that there are no “vehicles controlled by” Apollo Employees that will invest less than the stated minimum as an initial investment in the Fund and has revised its disclosure accordingly.

9.    Staff Comment: The disclosure in footnote 1 to the table on the Cover Page, in the context of describing the Distributor’s services on a best efforts basis, also states that “... nor have arrangements been made to place shareholders’ funds in escrow, trust or similar arrangement.” Please clarify this statement in light of disclosure elsewhere in the Registration Statement (e.g., pages 14 and 91, and referenced in comment 6 above) regarding establishment of an escrow account with the Transfer Agent to hold prospective investors’ funds pending each closing.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify there will be no escrow arrangement that requires a certain amount of subscription to be received prior to the Fund’s initial public offering. The escrow disclosure on pages 14 and 91 refers to the process for the Fund’s monthly subscriptions, not an escrow break prior to an initial public offering.

Cover Page: The Distributor is not obligated to sell any specific number of shares, nor have arrangements been made to maintain ~~place~~ shareholders’ funds in escrow, trust, or similar arrangement for purposes of raising a specific amount of subscription requests prior to the time the Fund commences its initial public offering.

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10.    Staff Comment: Please add a statement to footnote 2 to the Cover Page table (and elsewhere in the Registration Statement where applicable) indicating that any additional transaction fees or other fees assessed by a financial intermediary on Class S Shares are not reflected in the tables and examples, as applicable.

Response: The Fund has updated disclosure in the Registration Statement to reflect that additional transaction fees or other fees assessed by a financial intermediary on Class S Shares are not reflected in the tables and examples.

Footnote 2: No upfront sales load will be paid with respect to Class S Shares or Class I Shares, however, if you buy Class S Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 3.5% cap on NAV for Class S Shares. Transaction fees or other fees assessed by a financial intermediary on Class S Shares are not reflected in the fee table and examples. Financial intermediaries will not charge such fees on Class I Shares. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. Please consult your financial intermediary for additional information.

Page 14: No upfront sales load will be paid with respect to Class S Shares or Class I Shares, however, if you buy Class S Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 3.5% cap on NAV for Class S Shares. Transaction fees or other fees assessed by a financial intermediary on Class S Shares are not reflected in the fee table and examples.

Page 21: No upfront sales load will be paid with respect to Class S Shares or Class I Shares, however, if you buy Class S Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.50% cap on NAV for Class S Shares. Transaction fees or other fees assessed by a financial intermediary on Class S Shares are not reflected in the fee table and examples.

11.    Staff Comment: Where applicable (i.e., Cover Page/2nd bullet; page 9), please refer to the Fund’s repurchase offers as being conducted by the Fund (rather than by the Board).

Response: The Fund has updated disclosure in the Registration Statement to reflect that the Fund’s repurchase offers are conducted by the Fund and approved by the Board.

Cover Page: The Adviser expects to generally recommend that, in normal market circumstances, the Fund ~~Board~~ conducts quarterly repurchase offers of up to 5% of the Fund’s net assets, subject to approval by the Board.

Page 9: Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their NAV and the Adviser expects to generally recommend that, in normal market circumstances, the Fund ~~Board~~ conducts quarterly repurchase offers of up to 5% of the Fund’s net assets, subject to approval by the Board, there can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time. The Fund is not obligated to repurchase any Shares and may choose to conduct a quarterly repurchase offer of less than 5% of the Fund’s net assets or not conduct a quarterly repurchase offer in any quarter. As a result, Shares should be considered as having only limited liquidity and at times may be illiquid. Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by approval of the Board under certain circumstances.

Page 95: In certain circumstances the Fund ~~Board~~ may determine not to conduct a repurchase offer, or to conduct a repurchase offer of up to 5% of the Fund’s net assets, subject to approval by the Board.

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Summary of Offering Terms (pages 1 through 18)

12.    Staff Comment: The disclosures on page 2 of the Summary (and again on page 25 of the Registration Statement) indicate that for purposes of the Fund’s 80% test, the Fund will invest primarily in “private market investments” and that for purposes of this policy, “private market investments” include Secondary Investments, Co-Investments, Primary Investments and Private Credit Investments. On page 1, the term “private market investments” is defined as private equity, private credit and “other private assets”. Please clarify whether the Fund intends to invest in any “other private assets” in pursuit of its investment objective that would fall outside the categories of “Secondary Investments, Co-Investments, Primary Investments and Private Credit Investments” as defined in the Registration Statement. If so, provide additional disclosure regarding any such investments. Please also consider making private market investments a defined term throughout the Registration Statement for consistency and to avoid potential confusion or ambiguity as to which investment types are, or are not, included within its meaning.

Response: The Fund respectfully submits that the defined terms referenced in this comment refer to the types of investment instruments the Fund may invest in under its 80% test in order to provide exposure to private market investments. The Fund’s investment strategy disclosure makes clear that the Fund’s private market investments will focus on the private equity and private credit asset classes, but that the Fund is not restricted solely to investing solely in those private markets asset classes. In this regard, the Fund’s investment strategy disclosure provides that the Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets and infrastructure, venture capital, among others. In light of the Staff’s comment, the Fund has updated disclosure in the Registration Statement per the below:

Cover: The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets and infrastructure, venture capital, among others.

Page 1: The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets and infrastructure, venture capital, among others.

Page 25: The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets and infrastructure, venture capital, among others.

13.    Staff Comment: Please confirm that the Fund will not count unfunded commitments toward its 80% test.

Response: The Fund confirms it will not count unfunded commitments toward its 80% test and will comply with the Staff’s position that under Rule 35d-1, unfunded capital commitments should not be included in the 80% policy of a fund with “Private Markets” in its name.

14.    Staff Comment: The disclosure (pages 2 and 25) indicates that to the extent the Fund will “over-commit” to its investments, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. Please highlight more prominently (e.g., via separate bolded sub-heading) the existing disclosures as to over-commitment strategy risks, including risk and consequences of a default on Portfolio Fund commitments.

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Response: The Fund confirms that it will add a bolded sub-heading regarding this risk disclosure.

15.    Staff Comment: The Registration Statement’s description of Investment Objective and Strategy (pages 2 and 25) discloses that the Fund “expects to invest principally in Secondary Investments”. The Risks section includes a discussion of the risks associated with limited Secondary Investment opportunities. Please cross-reference this risk factor in the Investment Objective and Strategy descriptions.

Response: The Fund has updated disclosure in the Registration Statement to cross-reference the risk factor noted above in the Investment Objective and Strategy description.

Page 2: The Fund expects to invest principally in Secondary Investments, although the allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations. See “Risks— The Fund may have limited Secondary Investment opportunities.”.

Page 25: The Fund expects to invest principally in Secondary Investments, although the allocation among Secondary Investments, Co-Investments, Primary Investments and other investments may vary from time to time, especially during the Fund’s initial period of investment operations. See “Risks— The Fund may have limited Secondary Investment opportunities.”.

16.    Staff Comment: The discussion under Investment Objective and Strategy focuses on the types of investments the Fund will make but does not address how the Adviser on behalf of the Fund will evaluate investments or seek to construct the portfolio. Please revise to briefly address:

●	the types of diligence the Adviser performs and information it typically considers when making investment decisions for the Fund; and,

●	Any portfolio construction parameters or limitations that will apply to the Fund’s portfolio as a whole.

Response: The Fund has updated the Registration Statement to include the below disclosure.

Page 29: Investment Selection and Diligence

The investment and due diligence process implemented by Apollo’s S3 business through the Adviser involves a combination of broad sourcing and systematic identification of potential opportunities where S3, powered by the Apollo platform, believes it has an investment and/or process edge, with fundamental, bottoms-up analysis of key portfolio companies, integrated with top-down cash flow and portfolio analytics. The process is enhanced through dynamic portfolio construction and portfolio management to optimize the mix of assets and risk management exposure. The S3 investment process implemented through the Adviser is designed to support both traditional and non-traditional transactions while leveraging the broader strengths and capabilities of the entire Apollo platform.

Idea Generation and Sourcing.

S3, through the Adviser, sources and screens hundreds of potential transactions annually, and the investment committee and a team of experienced investment professionals within the S3 business (the “Fund Investment Team”) meets regularly to discuss the investment pipeline and potential investment opportunities. The Fund Investment Team dynamically seeks the input, guidance, and experience of S3 and Apollo senior professionals, including cross-platform business leaders, resulting in the early surfacing of key areas of focus (subject to information barrier considerations).

Screening and Due Diligence.

Given the short time frames typical of some secondary transactions, the Fund Investment Team is posted regularly regarding the deal pipeline, the progress of transactions in due diligence and expected timeframes

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of pending deals. Transactions typically involve several rounds of review and debate by the investment committee before final approval, with both regularly scheduled and ad hoc discussions as required.

The Adviser works closely with internal and external legal, tax, fund accounting and cash management groups at Apollo to diligence and facilitate the closing of every transaction. External capabilities, particularly around legal, are regularly utilized to enhance advice and execution.

Given the Fund’s opportunistic and flexible strategy, the Adviser and the Fund will seek to pivot among transaction types described herein based on the Adviser’s view, informed by consultation with the Fund Investment Team and S3 senior professionals, of which opportunities present the most compelling risk / reward profile at any given time and in any market environment.

17.    Staff Comment: The “Sponsor and Secondary Solutions” business (“S3”), is described in certain places within the Registration Statement as being a business of the Adviser, whereas in other places, the disclosure describes S3 as a business of Apollo and its affiliates generally. Please further clarify the role and functions of “S3” in relation to this Fund, its Adviser and the execution of the Fund’s investment objective and strategies, and S3’s role and function within the larger group of Apollo affiliated companies.

Response: The Fund has updated disclosure in the Registration Statement to reflect that S3 is a business of Apollo. Since the rest of the registered investment advisers related to the S3 business rely on umbrella registration under the Advisers Act, the Adviser will be a newly formed investment adviser that will separately register under the Advisers Act prior to the commencement of the Fund’s investment operations.

18.    Staff Comment: On pages 7 and 41 of the Registration Statement, the disclosure states that the Board may change the Fund’s investment objective and strategies without Shareholder approval, except as required by the 1940 Act or other applicable laws. Will the Fund provide shareholders notice of a change in its investment objective? If so, please disclose so here.

Response: The Fund’s investment objective is non-fundamental and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders. In the initial filing of the Registration Statement, this disclosure was only included in the SAI. The Fund has updated disclosure in its Registration Statement to reflect in the prospectus that the Fund will provide 30 days’ prior notice to Shareholders.

Page 7: The Board will have the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the 1940 Act or other applicable laws). The Fund’s investment objective is non-fundamental and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders.

Page 41: The Board will have the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the 1940 Act or other applicable laws). The Fund’s investment objective is non-fundamental and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders.

Summary of Fees and Expenses (page 21)

19.    Staff Comment: Please confirm that the fee table will exclude unfunded commitments from the assumed amount of Fund net assets.

Response: The Fund confirms that the fee table will exclude unfunded commitments from the assumed amount of Fund net assets.

20.    Staff Comment: In the narrative preceding the fee table, or in a footnote to “Interest Payments on Borrowed Funds”, please disclose the amount of Fund leverage assumed in making fee calculations, and describe any additional expenses associated with leverage expected to be incurred by the Fund in its initial year of operations.

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Response: The Fund has updated disclosure in the Registration Statement to state that interest payments on borrowed funds are estimated for the Fund’s initial fiscal year. The Fund will disclose the amount of Fund leverage assumed in making fee calculations in a later filing.

Use of Proceeds (page 24)

21.    Staff Comment: In the first sentence of the first paragraph of this section, please clarify if the anticipated 3-month (possibly up to 6-month) period to invest proceeds from the sale of Shares of the Fund is referring primarily to investment of proceeds from the sale of Shares as of the Initial Closing Date.

Response: The Fund has updated disclosure in the Registration Statement as requested. It can take time to responsibly invest subscription proceeds in private markets investments. As a result, the Fund reserves the flexibility to invest the proceeds from each public offering within three to six months after the receipt of such proceeds.

Page 24: The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three to six months after receipt of such proceeds after the Fund’s initial public offering and each subsequent monthly closing.~~, which may be delayed up to an additional three months depending on market conditions and the availability of suitable investments.~~

Investment Objective and Strategy (page 25)

22.    Staff Comment: The Disclosure on page 26 indicates that the Fund may use one or more wholly-owned Subsidiaries through which it may make investments directly or indirectly. With respect to each such Subsidiary:

●

Disclose that that the Adviser, or any other investment adviser to the Subsidiary, will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act;[1]

Response: The Adviser expects to provide investment advisory services to one or more Subsidiaries. The Fund confirms that these wholly-owned Subsidiaries of the Fund will enter into a separate agreement with the Adviser that does not provide for an investment advisory fee or an incentive fee. Since none of the Subsidiaries will be required to be registered as an investment company, the Subsidiaries will not be required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the advisory agreements entered into by wholly-owned Subsidiaries shall comply with Section 15(a). However, the Fund will form certain other wholly-owned Subsidiaries that will hold a single investment (“Single Investment Blockers”). These Single Investment Blockers will be formed for tax or other regulatory purposes and will not enter into an investment advisory contract with the Adviser because no investment management will occur at the level of the Single Investment Blocker.

●	Staff Comment: Provide additional disclosure if it is anticipated that any Subsidiary’s principal investment strategies or principal risks will differ from that of the Fund;

Response: The Fund’s current disclosure on investment strategies and principal risks applies to the Fund and will apply to each Subsidiary.

[1]

Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

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●

Staff Comment: Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

●	Response: The Fund so confirms.

●

Staff Comment: Confirm in correspondence that, to the extent a Subsidiary is a foreign entity, the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

Response: The Fund so confirms.

●

Staff Comment: Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee (including performance fee, if any) will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms. The Fund has no intention to form a wholly-owned Subsidiary that charges a management fee separate from the Fund’s management fee, although the Fund’s management fee will be charged on its net assets, including any net assets that are held in a Subsidiary. The Fund and its wholly-owned Subsidiaries do not charge performance fees.

23.    Staff Comment: Please relocate the “ESG Considerations” discussion in the Investment Objectives and Strategy section of the Prospectus (page 29) to the “Risks” section of the Prospectus, in light of disclosure in the SAI’s corresponding (and more detailed) ESG discussion that “ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe.” Please also include within this discussion any potential impacts of ESG considerations on Portfolio Funds in which the Fund invests.

Response: The Fund has relocated the “ESG Considerations” discussion to the “Risks” section of the Prospectus. The Fund will not implement an ESG-specific investment strategy and therefore respectfully declines to add the requested additional disclosure.

Risks

24.    Staff Comment: Please remove the phrase from the disclosure legend on page 32, immediately underneath the “Risks” heading: “...BUT ARE NOT MEANT TO BE AN EXHAUSTIVE LISTING OF ALL OF THE POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND.” Alternatively, if you wish to retain a similar statement in the legend, please re-phrase in a manner similar to the statement made in the first paragraph, second sentence, of page 60 (under the heading “Potential Conflicts of Interest”) (i.e., so as to avoid any implication that disclosure in the Registration Statement is not complete in all material respects).

Response: The Fund has updated disclosure in the Registration Statement to reflect the below.

Page 32: THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY.~~, BUT ARE NOT MEANT TO BE AN EXHAUSTIVE LISTING~~ THIS SUMMARY IS NOT A COMPREHENSIVE LIST OF ALL ~~OF THE~~ POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND. IDENTIFYING RISKS IS COMPLEX AND FACT-INTENSIVE, AND IT IS NOT POSSIBLE TO FORESEE EVERY RISK THAT COULD ARISE. INVESTORS SHOULD CONSULT WITH THEIR OWN FINANCIAL, LEGAL, INVESTMENT AND TAX ADVISERS PRIOR TO INVESTING IN THE FUND.

Potential Conflicts of Interest (page 64)

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25.    Staff Comment: Please provide further disclosure in the paragraph entitled “Restrictions on Transactions Due to Other Apollo Businesses” to clarify distinctions between potential conflicts among obligations owed by Apollo affiliates generally to all clients, versus those owed by the Adviser specifically to the Fund.

Response: The Fund has updated disclosure in the Registration Statement as shown below.

Page 64: From time to time, various potential and actual conflicts of interest will arise from the overall advisory, investment and other activities of Apollo and its personnel. Apollo will endeavor to resolve conflicts of interest with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. Apollo can invest, on its own behalf, in securities and other instruments that would be appropriate for, held by or fall within the investment guidelines of an Apollo Client (including the Fund). Apollo can give advice or take action for its own account that can differ from, conflict with or be adverse to advice given or action taken for Apollo Clients (including the Fund). These activities will, in certain circumstances, adversely affect the prices and availability of other business opportunities, transactions, securities or instruments held by, available to or potentially considered for one or more Apollo Clients (including the Fund). Potential conflicts of interest also arise due to the fact that Apollo has investments in some Apollo Clients but not in others, or has different levels of investment in the various Apollo Clients, and that the Apollo Clients bear different levels of fees and incentive compensation in favor of Apollo.

Repurchases of Shares (page 95)

26.    Staff Comment: Please confirm that the Fund will invest primarily in private equity funds, hedge funds and/or equity securities of private companies. If not, please revise the disclosure to state that the Fund must pay repurchase offer proceeds within 5 business days of the Expiration Date.

Response: The Fund so confirms.

27.    Staff Comment: Please confirm whether 100% of the proceeds of each accepted repurchase request will be paid to Shareholders under normal circumstances, or if any portion (e.g., 5%) may be retained pending finalization of the Fund’s next audit. If any portion is so retained pending audit or other future event, please revise the disclosure to include details of any such hold-back or retention of proceeds.

Response: The Fund so confirms. If the Fund determines in the future to add the flexibility to hold-back 5% of its tender offer proceeds, it will revise its disclosure as requested by this comment.

28.    Staff Comment: Please confirm in correspondence whether the Board anticipates potentially offering to repurchase Shares at a discount to NAV, or at any price other than NAV as of an applicable Valuation Date. If so, include disclosure in the Registration Statement of the circumstances under which the Fund would offer to repurchase Shares at a price other than NAV.

Response: The Fund has no present intent to offer to repurchase shares at a discount to NAV. As the repurchase price is a function of the Board’s business judgment, the Fund respectfully submits that disclosing specific circumstances when the Fund may offer to repurchase shares at a discount to NAV at this time would be impracticable. The Fund believes that it cannot know the circumstances that it will be presented with in the future that could result in the Fund determining to offer to repurchase shares at a discount to NAV. If the fund ever were to repurchase shares at a discount to NAV, it would do so in compliance with Section 23(c) of the 1940 Act and the rules thereunder.

29.    Staff Comment: Please explain what circumstances are contemplated by the statement that the Fund “may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchases would be in the interest of the Fund.”

Response: Although the Fund believes this scenario is unlikely, the above-referenced disclosure addresses certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect

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Securities and Exchange Commission	-11-	August 31, 2023

a mandatory repurchase of Shares. These circumstances may include, for example, where due to the death of a shareholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements, or if an investor’s remaining in the Fund could have implications under sanctions regimes or other regulatory requirements. Any repurchase by the Fund will be effected in accordance with Section 23(c) of the 1940 and the rules thereunder.

30.    Staff Comment: Please delete or revise the first sentence of the paragraph on page 95 describing how, following the commencement of a repurchase offer, the Fund may suspend, postpone or terminate such offer in certain circumstances as may be determined by the Board. If revised, the disclosure should reflect that the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

Response: The Fund has revised the first sentence as requested.

Page 96: Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer only in compliance with Rule 13e-4 under the Securities and Exchange Act of 1934 (the “1934 Act”) ~~certain circumstances~~ upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its NAV, and other unusual circumstances. Any termination of a repurchase offer would be effected in accordance with Rule 13e-4 under the 1934 Act.

31.    Staff Comment: Regarding disclosure (pages 95-96) that the Fund may allocate to repurchasing Shareholders the costs and charges imposed by Portfolio Funds or otherwise incurred if the Adviser determines to liquidate holdings as a result of repurchase tenders, please revise the terms of the Fund’s repurchase offer program (and disclosure thereof) to delete this feature, or if retained, supplementally explain to the staff: (i) how this charge will be consistent with representations in the multi-class exemptive order being relied on by the Fund; (ii) how this charge will be consistent with earlier disclosure stating that Shares will be purchased at NAV; (iii) how such costs will be addressed in the fee table; and (iv) how the allocation of such charges to repurchasing Shareholders is consistent with Rule 13e-4(f)(8) under the Securities and Exchange Act of 1934.

Response: The Fund has deleted this disclosure.

Pages 96 and 97: ~~The Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by Portfolio Funds or otherwise incurred in connection with the Fund’s investments, if the Adviser determines to liquidate such Shares as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.~~

Distributions (page 99)

32.    Staff Comment: The disclosure in the second paragraph of this section states “The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds....” Please confirm to us the Board has approved the use of offering proceeds for this purpose.

Response: The Fund confirms that Board approval will be requested with respect to the use of offering proceeds for this purpose. This flexibility would allow the Fund to meet its distribution requirements under applicable law without having to liquidate investments at inopportune times.

Certain Provisions in the Declaration of Trust (pages 102-103)

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Securities and Exchange Commission	-12-	August 31, 2023

33.    Staff Comment: When available, please provide as soon as practicable, via correspondence, a final draft of the Fund’s Declaration of Trust and other organizational documents, in order to enable the staff (as early in the process as possible) to review.

Response: The Fund confirms that it will provide its draft Amended and Restated Declaration of Trust and Bylaws to the examiner when available to review in advance of the Fund’s organizational Board meeting.

34.    Staff Comment: With respect to the disclosure in the paragraph entitled “Derivative Actions, Direct Actions and Exclusive Jurisdiction”, please confirm whether the Trust’s organizational document(s) will provide that any limitations relative to direct and derivative shareholder actions and jurisdictional limitations do not apply to claims arising under the federal securities laws, and if not, please revise them accordingly. Also, please add to the Registration Statement disclosure that these limitations on shareholder actions and jurisdiction will not apply to claims arising under the federal securities laws.

Response: The Fund confirms that the Fund’s Amended and Restated Declaration of Trust will provide that any such limitations shall not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act, to the extent such provision violates the U.S. federal securities laws. The Fund has updated its Registration Statement disclosure.

Page 103: The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim. Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

SAI (page 12) – Investment Practices, Techniques and Risks

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Securities and Exchange Commission	-13-	August 31, 2023

35.    Staff Comment: SAI disclosure states that the Fund will rely on the exemption in Rule 18f-4(e) in respect of entry into unfunded commitments by reasonably believing, at the time of entry into an unfunded commitment, that it will have sufficient cash and cash equivalents to meet its obligations as they come due. Supplementally provide a general explanation as to why the Fund believes it will be able cover its commitments, including the factors and analyses upon which it will base this determination over time.

Response: The Fund plans to rely on the exemption in Rule 18f-4(e) when entering into unfunded commitment agreements. The Fund plans to manage its unfunded commitments such that it will have sufficient cash and cash equivalents to meet its obligations at the time that an unfunded commitment agreement comes due. When making this assessment, the Adviser will consider historical capital calls from Portfolio Funds and general market conditions that could affect the timing of capital calls by Portfolio Funds under current market conditions. The Fund expects to meet these obligations through a combination of its investments in cash and cash equivalents, a credit facility, maturing investments and, if necessary, sales of investments that are not illiquid.

Part C

Signatures

36.    Staff Comment: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: The Fund so confirms.

Accounting Comments

37.    Staff Comment: We note that portions of the Registration Statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Fund respectfully acknowledges the Staff’s comment.

38.    Staff Comment: Please include a statement regarding the financial highlights (i.e., that it is newly organized, does not have any financial history as of the date of this prospectus, will be available in the Fund’s annual, semiannual reports, etc.). See Form N-2, Item 4

Response: The Fund has added disclosure following the section “SUMMARY OF FEES AND EXPENSES.”

Page 23:

FINANCIAL HIGHLIGHTS

Because the Fund is newly organized and its Shares have not previously been offered, the Fund does not have any financial history as of the date of this prospectus. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports when they are prepared.

39.    Staff Comment: Please provide the name of the Fund’s independent registered public accounting firm in correspondence.

Response: The Fund will provide the name of the Fund’s independent registered public accounting firm in correspondence once the Fund selects its independent registered public accounting firm.

* * * * * * *

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Securities and Exchange Commission	-14-	August 31, 2023

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Jay Williamson, Securities and Exchange Commission

Catalina Jaime, Securities and Exchange Commission

Kristin Hester, Apollo S3 Private Markets Fund

Jessica Patrick, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP